UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 12, 2024 titled “GeoPark Announces Exploration Success at Confluencia Norte”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES EXPLORATION SUCCESS AT
CONFLUENCIA NORTE

Buenos Aires, Argentina – November 12, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator, and consolidator, is pleased to announce the successful start of production in the Confluencia Norte Block (GeoPark non-operated, 50% WI) in Rio Negro, Argentina. This marks a major de-risking achievement in GeoPark’s partnership with Phoenix Global Resources (“PGR”) in the Vaca Muerta formation.

The Confluencia Norte Block recently completed its first pad of three unconventional wells, which began production in mid-October. This development confirms the presence of the Vaca Muerta formation at the westernmost edge of the block. The pad includes a vertical pilot well, drilled specifically for data acquisition, along with three horizontal wells reaching a total measured depth of 6,300 meters, with 3,000 meters of lateral extension. A high intensity fracturing program was executed across 135 stages, resulting in a current gross production rate of 4,000 bopd during the ongoing flowback and well testing phase, with production currently being transported to and marketed through the Mata Mora Norte Block facility. The wells are still cleaning up and are expected to reach their peak production within 90 days of the production start, highlighting the block’s rich petrophysical properties, which are comparable to those found in the Mata Mora Norte Block (GeoPark non-operated, 45% WI).

As part of its exploration commitment in the Confluencia Norte and Sur blocks, PGR has completed the acquisition of 228 km² of 3D seismic data, which is currently undergoing interpretation. This data will be crucial in defining the upcoming drilling program, which includes a further four wells that PGR will drill as part of its commitment. PGR and GeoPark are working closely to expand the exploration and development of these assets.

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “The start of production at the Confluencia Norte Block in Rio Negro province is a significant milestone, marking our first major exploration achievement in Vaca Muerta and validating the immense potential that underpinned our entry into this world-class basin. This success showcases the strength of our partnership with Phoenix Global Resources and the powerful combination of our operational, technical, and financial expertise. Together, we are committed to systematically de-risking and unlocking the vast resources in Vaca Muerta, creating substantial long-term value for our shareholders and stakeholders.”

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, the rich petrophysical characteristics of the Confluencia Norte Block, our drilling program and our creation of substantial long-term value for our shareholders and stakeholders. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: November 12, 2024